                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934



For Fiscal Year Ended                               Commission File No. 33-63249
December 31, 2000



             The Burlington Northern and Santa Fe Railway Company
                 Non-Salaried Employees 401(k) Retirement Plan
                           (Full Title of the Plan)



                   BURLINGTON NORTHERN SANTA FE CORPORTATION
                       2650 Lou Menk Drive, Second Floor
                         Fort Worth, Texas 76131-2830
(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)
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                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           The Burlington Northern Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan



                           By:  /s/ Jeffrey R. Moreland
                              -------------------------------------------------
                                Jeffrey R. Moreland
                                Executive Vice President-Law and Chief of Staff (Chairman, Employee Benefits Committee)


Date: June 29, 2001
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                                   EXHIBITS

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
 Exhibit No.                                                                        Page No.
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
     23      Consent of PricewaterhouseCoopers LLP                                     4

     99      Report of Independent Accountants and Financial Statements                5
             required by Form 11-K related to The Burlington Northern and
             Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement
             Plan (Commission File Number 33-63249)
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